July 5, 2005

Dear Fellow Class B Preferred Shareholders,

         I am the President and owner of Jensen Development Company and the owner and Managing Member of C.S. Finance L.L.C. These companies, with my assistance, are offering you $3.00 per share for your Croff Preferred B stock. You obviously know me better as the President and Chairman of Croff Enterprises, Inc., your Company. I am writing you this letter to let you know that the Offer to Purchase and the Letter of Transmittal that you previously received, along with my letter to you of June 15, 2005, have been modified and amended. All of the reasons that I previously stated in my letter to you as to why we are making the tender offer still apply.

         One of the changes to the Offer to Purchase is that I have been added as one of Offerors, although Jensen Development Company and C.S. Finance, L.L.C. are still the entities who would be purchasing your Preferred B shares. I have been added as an Offeror because I wholly own the two offering entities and because I have made certain financing available to those entities for the purchase of the tendered shares. There have also been significant changes made to the conditions of the offer, as shown in Section 5 of the amended Offer to Purchase. Our initial Offer to Purchase dated June 15, 2005 contained as one of the conditions to the Offer that shareholders holding 100 Preferred B shares or less must tender all or none of their shares, while those holding more than 100 shares may tender all or any portion, but not less than 100 shares. Please note that this condition has been removed. The Offer is being made to all Preferred B shareholders, other than the Offerors, and you may tender all or any number of your Preferred B shares. There are many other changes that were made throughout the amended Schedule TO, Offer to Purchase and Letter of Transmittal. Because of these various changes to the Offer, we have agreed to extend the offering period until 12:00 midnight Eastern time on August 12, 2005.

         If you have already tendered your shares and decide, after reading the amended filings, that you wish to withdraw your tender of your shares, you may do so according to the procedures set forth in the amended Offer to Purchase, prior to the expiration of the offering period. Otherwise, you will be paid for your tendered shares shortly after the expiration of the Offer.

         We would urge you to complete the amended letter of transmittal and tender your Preferred B shares to take advantage of this opportunity.

Very Truly Yours,

Jensen Development Company

By:_______________________

Gerald L. Jensen, President